Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  (860) 364-1830

NYSE MKT:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – April 16, 2015

TANZANIAN ROYALTY SUCCESSFULLY STARTS IRRIGATION OF PAD #1 OF 4, MARKING THE LAUNCH OF ITS FIRST GOLD PROCESSING OPERATION

Toronto, Ontario - (Marketwired - April 16, 2015,) - Tanzanian Royalty Exploration Corporation (TNX.TO)(NYSE MKT:TRX) is pleased to offer the following update on its showcase Buckreef project in the United Republic of Tanzania:

Explains President and CEO James Sinclair, "On April 16, 2015, we initiated the process of production at our initial target on the Buckreef prospect. I cannot over-state the importance of this. The transition from just an exploration firm also to a producing enterprise is one of those rare events in our industry of late.  From this day forward we are progressing to a production operation; as well as, of course, an exploration one."

"Nor will we be content to rest on our laurels. In the days, weeks, and months ahead, we anticipate exploration and development of at least four upcoming projects at this same site before ultimately turning our focus to the much larger Buckreef Main Zone. Careful forward-management of cash flow -- from one site serially to another -- should leave the Company fiscally fit for its development, at that future stage."

In addition to initiation of pad irrigation, Tanzanian Royalty is also providing the following additional updates on the Company's recent progress:

•

the runway at Buckreef was recently extended by 1,000 feet to accommodate twin-turbine fixed-wing aircraft, instead of the more conventional single-helicopter pad. This represents both a decrease in operating costs as well as an increase in transport efficiency.

•

finalization of the contract with the Company's air agent, for transportation of product from the Buckreef mine directly to Dar es Salaam, at which point it boards a Swiss air flight for its final leg to our designated refinery in Zurich, Switzerland. The 'Gold doré' is fully insured from takeoff to landing. Once in Switzerland, the contract with our refiner requires analysis to be completed within 72 hours, and full payment to be made via bank wire by the sixth day.

•

two other sites within the mining license area in the Buckreef property--Tembo and Bingwa -- are now the focus for development in the reasonably near future.

•

At our first Buckreef operation, the Company is deploying "heap leaching" -- an older, slower, 'low-tech' methodology. It is nevertheless expected to result in net extraction costs about 50% of the higher-tech alternatives; and, therefore, fully competitive in today's challenging mining environment.

Adds CEO Jim Sinclair: "The significance of this transition for our Company cannot, and must not, be under-appreciated. Of course, we know there have been delays and setbacks along the road. But we are in the depths of a bear-market in the gold sector which is not merely secular, but actually historic. Even executives of my generation cannot easily recall a time when the prices bid on mining shares -- relative to the proven and assayed value of gold in the ground -- have been this low."

"Similarly, as the world stumbles toward 'Peak Gold,' the ratio of investment return for each single exploration dollar spent has never been this low, either."

"The bull market in bullion which began in 2000, and rocketed for eleven years thereafter, appears to have hit an air-pocket. A very strange air pocket, I think, and one which has bizarrely priced an ounce of gold below even the extraction cost of many senior players."

"Free-market theory -- what they taught you in 'Economics 101' -- says this simply cannot happen. Yet here we are ...? History teaches us that these strange market dislocations are often temporary. It is my belief that not only will Tanzanian Royalty’s cost of operations be strongly competitive at current pricing in the global gold space; but, as the yellow metal ultimately returns to prominence, we will have the potential to become recognized as a major participant."

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Peter Zizhou, Acting General Manager, Exploration and Administration. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000), is a registered scientist with SACNASP (Reg. No. 400028/08) and has reviewed and approved the contents of this news release.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT  have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.